Sun Country Airlines Holdings, Inc.
2005 Cargo Road.

Minneapolis, MN 55450

January 9, 2023

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Cheryl Brown
Staff Attorney
Office of Energy & Transportation

Sun Country Airlines Holdings, Inc.
Registration Statement on Form S-3
(File No. 333-269023)

Dear Ms. Brown:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-3 of Sun Country Airlines Holdings, Inc. (the “Company”) be accelerated to January 12, 2023 at 4:00 p.m. E.S.T. or as soon thereafter as may be practicable.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Brian M. Janson of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3588.

*****

Very truly yours,

By:	/s/ Erin Rose Neale
	Name:	Erin Rose Neale
	Title:	Senior Vice President, General Counsel and Secretary